Michael C. Keefe
Executive Vice President, General Counsel
and Corporate Secretary
424 West 33rd Street, Suite 650
New York, NY 10001
Direct: 212-356-4028
Fax: 212-564-6546
Mobile: 347-563-0060
Email: mkeefe@ifl.tv
www.ifl.tv

November 27, 2007
Ms. Linda Cvrkel
Branch Chief
Securities and Exchange Commission
Washington, D.C. 20549

RE:	International Fight League, Inc. (the “Company”)
Form 10-K for the year ended December 31, 2006
File No. 0-21134
Dear Ms. Cvrkel:
     We have received the Staff’s letter dated November 14, 2007. The Company has given the matter extensive consideration and has decided to change its accounting practice in a manner consistent with the views of the Staff.
     The Company will record its barter arrangement with Fox Sports Net (“FSN”) based upon the recorded value of its television rights, which is zero. This is consistent with paragraph 20 of APB 29, which requires that a nonmonetary exchange be measured based upon the recorded amount of the asset relinquished if any of the conditions in paragraph 20 apply. The Company has determined that one of the conditions does apply, thus using the recorded value is the appropriate accounting. Accordingly, the Company will not be recognizing any revenue from its FSN arrangement except to the extent the Company receives or reasonably expects to receive payment for its programming.
     The Company filed a current report on Form 8-K to disclose the change in its accounting for the FSN arrangement. This change is reflected in the Company’s recently filed quarterly report on Form 10-Q for the September 30, 2007 quarter. The Company acknowledges that it will need to amend its December 31, 2006 Form 10-K and its Form 10-Q for the first two quarters of 2007 to restate its financial statements to reflect this accounting change. The Company will also amend its registration statement on Form S-1 (File No. 333-146629) to revise the financial statements contained in that registration statement.
     The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its filings. The Company understands that any Staff comments, or changes to

Ms. Linda Dvrkel
November 27, 2007

disclosures in response to Staff comments, as a result of filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing. The Company also acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     I can be reached at (212) 356-4028 should you or the Staff have any comments or questions regarding the Company’s responses above.

Sincerely,
/s/ Michael C. Keefe

Michael C. Keefe Executive Vice President, General Counsel and Corporate Secretary

cc: Jay Larkin